Exhibit 99.2

RADWARE LTD.

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 19, 2023

Notice is hereby given that the 2023 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, October 19, 2023, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.	To elect Mr. Stanley B. Stern and Mr. Israel Mazin as Class III directors of the Company until the annual general meeting of shareholders to be held in 2026;

2.	To approve grants of equity-based awards to non-employee directors; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on September 15, 2023 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors

/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Date: September 14, 2023

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL
_____________________

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2023 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2023 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Thursday, October 19, 2023 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	"we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share; and

•	"2021 Annual Report" is to the annual report on Form 20-F we filed with the SEC on April 11, 2022.

•	"2022 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 30, 2023.

On September 1, 2023, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.795 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Mr. Stanley B. Stern and Mr. Israel Mazin as Class III directors of the Company until the annual general meeting of shareholders to be held in 2026;

2.	To approve grants of equity-based awards to non-employee directors; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about September 20, 2023 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions, including regarding the latest date and time you may submit your voting instructions, of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on September 15, 2023 the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 1, 2023, the Company had issued and outstanding 42,051,123 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by October 9, 2023. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website at www.sec.gov and on the Company’s website).

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the Meeting, (1) our General Counsel must receive the written proposal no later than 7 days following the notice of the Meeting, i.e., by September 21, 2023, and (2) the written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than 7 days following the last date to submit a shareholder proposal, i.e., by September 28, 2023, by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 2023, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Senvest Management, LLC (1)	4,044,695	9.62%
Nava Zisapel (2)	3,060,176	7.28%
Artisan Partners Limited Partnership (3)	2,925,957	6.96%
The Phoenix Holdings Ltd. (4)	2,840,213	6.75%
Legal & General Investment Management Limited (5)	2,570,026	6.11%
Yehuda Zisapel (6)	1,949,211	4.63%
Roy Zisapel (7)	1,513,634	3.60%
All directors and executive officers as a group consisting of 14 persons, including Yehuda Zisapel and Roy Zisapel (8) (9)	3,938,125	9.25%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 42,051,123 ordinary shares issued and outstanding as of September 1, 2023. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 519,280 ordinary shares at a weighted average exercise price of approximately $25.06 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 479,280 of our ordinary shares were exercisable as of September 1, 2023).

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 18 to the Statement on Schedule 13G filed with the SEC by Senvest on February 10, 2023. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 324,500 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2022 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The business address of Ms. Zisapel is 127 Habarzel Street, Tel Aviv, 69710 Israel.

(3) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc. and Artisan Partners Funds, Inc. (collectively, “Artisan”). This information is based on information provided in Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Artisan on February 10, 2023. The business address of Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) Shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”).   The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. This information is based on information provided in Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by Phoenix Holdings Ltd. on February 14, 2023. The business address of Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) This information is based on information provided in Amendment No. 1 to  the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”) and Legal & General UCITS ETF PLC (“UCITS”) on February 16, 2023. The business address of LGIM is One Coleman Street, London, England, EC2R 5AA, UK, and the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

(6) Consists of (i) 1,580,711 shares held directly by Yehuda Zisapel; (ii) 324,500 shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 44,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of 24,000 options at an exercise price of $27.15, which expire in November 2023 and 20,000 options at an exercise price of $32.71 which expire in February 2027. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2022 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(7) Consists of 1,513,634 shares.

(8) Consists of 3,418,845 shares and 519,280 options to purchase ordinary shares. The options consist of (i) 1,250 options at an exercise price of $22.5, which expire in January 2026, (ii) 60,000 options at an exercise price of $22.51, which expire in December 2024, (iii) 35,475 options at an exercise price of $22.7, which expire in January 2025, (iv) 5,450 options at an exercise price of $22.73, which expire in January 2025, (v) 45,000 options at an exercise price of $23.46, which expire in July 2025, (vi) 22,500 options at an exercise price of $23.59, which expire in September 2025, (vii) 60,000 options at an exercise price of $24.06, which expire in July 2025, (viii) 1,500 options at an exercise price of $24.3 which expire in April 2024, (ix) 60,000 options at an exercise price of $24.32 which expire in November 2025, (x) 12,375 options at an exercise price of $24.67, which expire in September 2025, (xi) 60,000 options at an exercise price of $24.74, which expire in November 2025, (xii) 26,730 options at an exercise price of $24.89, which expire in September 2025, (xiii) 45,000 options at an exercise price of $26.36, which expire in October 2023, (xiv) 24,000 options at an exercise price of $27.15, which expire in November 2023, (xv) 20,000 options at an exercise price of $28.91, which expire in July 2027 and (xvi) 40,000 options at an exercise price of $32.71, which expire in February 2027.

(9) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed. During 2022, we granted to our directors and officers listed in Item 6.A of our 2022 Annual Report, in the aggregate, 763,150 RSUs at a weighted average grant date fair value per RSU of $15.19 and options to purchase 228,700 ordinary shares at a weighted average exercise price per share of $24.78. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $6.70 per option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include: changing or severe global economic conditions could have a material adverse effect on our results of operations; we depend upon independent distributors to sell our solutions to customers.  If our distributors do not succeed in selling our products and services, we may not be able to operate profitably; we must manage our anticipated growth effectively in order to remain profitable; the COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; we rely on a few vendors to provide our hardware platforms and components for the manufacture of our products; our success depends on our ability to attract, train and retain highly qualified personnel; competition in the market for cyber security and application delivery solutions and in our industry in general is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability; we must develop new solutions and enhance existing solutions to remain competitive; and other factors and risks over which we may have little or no control. These risks and uncertainties, as well as others, are discussed in greater detail in our 2022 Annual Report and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2024; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2025; and each director in Class III (if elected) will serve for a term ending on the date of the annual general meeting for the year 2026.

The term of service of Mr. Stanley B. Stern, who is currently a director in Class III, expires on the date of the Meeting. We are proposing to re-elect this nominee at the Meeting, such that his term will expire at the annual general meeting for the year 2026.

In addition, we are proposing to elect Mr. Israel Mazin as Class III director, such that his term will also expire at the annual general meeting for the year 2026.

All these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules. In addition, all these nominees qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of eight (8) directors (of which six directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of these nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of eight (8) directors (of which six directors qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2024	Yehuda Zisapel, Yair Tauman and Yuval Cohen
Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2026	Stanley B. Stern and Israel Mazin

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company as well as information furnished to the Company by the nominee.

Stanley B. Stern, 66, has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Tigo Energy, Inc. (Nasdaq: EKSO). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a merchant bank and strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Israel Mazin, 64, Mr. Mazin is the Chairman, CEO and Co-Founder of MEMCYCO (Memco-Cyber-Corporation), a Digital-Watermark Authentication technology for B2B and B2C online communication, since 2021.  Prior to that, Mr. Mazin was a founding member of several successful technology companies, including OpTier, an APM market leader that was acquired by SAP in 2015 and Memco Software, a security software company that went public on Nasdaq and was later acquired by Platinum Technology for approximately $400 million. Mr. Mazin also co-founded Shadow Technologies, a non-profit company that consolidates crowd opinion online reviews.  Mr. Mazin is also an active investor in real estate, high tech and bio-tech startups. In 2018, Mr. Mazin received an honorary degree from the Holon Institute of Technology.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. The nominees will also be provided with our standard indemnification letter.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Stanley B. Stern is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2026;

“RESOLVED, that Mr. Israel Mazin is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2026.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect the nominees named above as directors.

√   The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Yehuda Zisapel*, 81, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure” of our Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman*, 74, has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Roy Zisapel**, 52, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (NASDAQ: ISRL). Mr. Zisapel also serves as a director of Rad Data Communications Ltd., a private company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Naama Zeldis**, 60, has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions, and on the board of directors of Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine, which is integrated into a comprehensive, reliable, cost-effective, green energy generator. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Yuval Cohen*, 60, has served as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital Fund, a private equity fund headquartered in Israel, that was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Meir Moshe**, 68, has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Ability Inc. (from 2016 to 2017), Carasso Motors Ltd. (from 2018 to 2019) and Albert Technologies Ltd. (from 2018 to 2019). He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

_______________________

* Member of Class I
** Member of Class II

Board Practices

For information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6.C of our 2022 Annual Report.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2022*:

Name of Body	No. of Meetings in 2022 **	Average Attendance Rate
Board of Directors	18	98.55%
Audit Committee	6	100%
Compensation Committee	16	100%

* Excludes ad-hoc committees
** Meetings at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.

Each director attended at least 89% of all Board meetings.

Executive Compensation

You should read the below summary together with Proposal 2 of this Proxy Statement as well as Items 6.B “Compensation” and 6.E “Share Ownership— Share Option Plans” of our 2022 Annual Report.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with Radware’s objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2022 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2022 - All directors and officers as a group, consisting of 14 persons*	$3,307,407	$527,559

2021 - All directors and officers as a group, consisting of 13 persons**	$3,864,790	$531,240

* Includes one person who served as our officer in 2022 and is no longer serving as our officer and one director who was appointed during 2022.

** Includes three persons who served as our officers in 2021 and are no longer serving as our officers and one director who was appointed during 2021.

During 2022, we granted to our directors and officers listed in Item 6.A of our 2022 Annual Report, in the aggregate, 763,150 RSUs at a weighted average grant date fair value per RSU of $15.19 and options to purchase 228,700 ordinary shares at a weighted average exercise price per share of $24.78. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $6.70 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(s) to our consolidated financial statements included in our 2022 Annual Report. See also Item 6.E —"Share Ownership” of our 2022 Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2022, see “Compensation of Executive Officers” in Item 6.B of our 2022 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $31,830, based on the exchange rate published by the Bank of Israel on September 1, 2023, which was NIS 3.795 = $1.00) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $950, based on the exchange rate published by the Bank of Israel on September 1, 2023, which was NIS 3.795 = $1.00) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors are entitled to grants of options under our stock option plans. For additional details, see Proposal 2 below.

Indemnification and Insurance

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders in 2011, which is publicly available as Exhibit 4.1 to our Annual Report.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Under the Board Diversity Rule, a company that is a “foreign private issuer” (as defined in SEC rules) like Radware will be required (commencing December 31, 2023) to have, or explain why it does not have, at least one director (or, commencing December 31, 2025, two directors) who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members (as of the date of this proxy statement) based on self-identification.

•	Country of Principal Executive Office - Israel

•	Foreign Private Issuer - Yes

•	Disclosure Prohibited under Home Country Law - No

•	Total Number of Directors – 8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	--	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

PROPOSAL 2
EQUITY-BASED GRANTS TO NON-EMPLOYEE DIRECTORS
(Proposal 2 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

As previously approved by our shareholders and consistent with our Compensation Policy, our current policy for equity-based grants to non-employee directors is to grant them options under our stock option plans as follows:

•
Grant Type; Number; Vesting: Non-employee directors are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting.

•
Grant Date: The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected.

•
Exercise Price: The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

According to our Compensation Policy, non-employee directors may be granted equity-based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, $450,000 per year of vesting, on a linear basis, subject to applicable law and regulations. Based on our share price as of August 1, 2023 ($18.97), when our Compensation Committee and Board of Directors considered and approved, subject to approval of our shareholders at the Meeting, the proposed new structure of equity-based grants described below, the fair value, using a Black-Scholes-Merton option pricing model, of a grant of (i) 20,000 share options was approximately $127,000, or (ii) 60,000 share options (over a period of three years) was approximately $380,000.

Proposed Equity-Based Grants

Our Compensation Committee and Board of Directors have determined to revise the current equity-based award policy for non-employee directors by moving away from equity-based grants tied to the number of shares (underlying the grants) to grants that are based on the total fair market value on the grant date, such that, subject to approval of our shareholders at the Annual General Meeting, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including external directors (if any), will receive the following equity-based grants:

•	Grant Type: Restricted Share Units (“RSUs”).

•
Value; Vesting: A total grant value of $120,000 for each year in which such non-employee director holds office. The RSUs are granted for three years in advance, and therefore every director receives an initial grant of RSUs with a total grant value of $360,000, which vest over a period of three years, with one third to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting.

•
Grant Date: The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if re-elected, an additional grant of RSUs with a total grant value of $360,000 will be made on the date of each annual meeting in which such director is re-elected for a period of three years.

•
Number of RSUs: In light of the foregoing, there will not be a fixed number of RSUs, but rather a fixed total grant value of $360,000 (“TGV”), such that the number of RSUs actually granted on each grant date shall be derived from the share price on the grant date. For example, if our share price immediately before the Meeting (which is also the Grant Date) is $20 per share, then our non-employee directors being re-elected at the Meeting will receive a grant of 18,000 RSUs (which vest over three years as described above).

•	Exercise Price: None.

•
Other Terms: All other terms and conditions in connection with the above equity-based grants shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable Grant Date) and the award agreements approved by our Compensation Committee and Board of Directors.

Proposed Equity-Based Grants – Reasons

Our ability to attract and retain qualified and professional non-employee directors depends in large part on our ability to propose appropriate compensation. In approving the proposed equity-based grants described above, our Compensation Committee and Board of Directors considered various factors, including the following:

✔	The Effective Freeze on Non-Employee Director Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Non-employee directors’ cash compensation has not been modified since July 2009;

o	Non-employee directors’ equity-based compensation has not been modified since July 2009; and

o	In terms of total grant value, the value of the proposed equity-based grants (in RSUs) is substantially the same as the current policy of making grants (in share options). See above.

✔
Use of Shares & Dilution. Our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense. To that end, our Compensation Committee and Board of Directors considered, among other things, that, commencing in April 2013, we started moving away from making equity-based grants in the form of options to equity-based grants in the form of RSUs.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to non-employee directors, including other factors set forth in the Companies Law.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under “Required Vote” below).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 2. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

It is hereby clarified that if this Proposal 2 is not approved, the equity-based grants to non-employee directors will continue according to their current terms, as described under "Background" above.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed changes to the equity-based award policy to non-employee directors that may serve the Company from time to time, including the grant of RSUs contemplated thereunder, as described in Proposal 2 of the Company's Proxy Statement for the 2023 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that, either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, our non-employee directors are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Please confirm that you ARE NOT a controlling shareholder and DO NOT have a "personal interest" in Proposal 2 by checking the "NO" box in Proposal 2a of the proxy card. If you are a controlling shareholder or do have a personal interest in Proposal 3, check the "YES" box in Proposal 3a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
RE-APPOINTMENT OF AUDITORS
(Proposal 3 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2022, we paid E&Y approximately $480,000 for audit fees, $214,000 for tax services and $78,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2022 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2022 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2022 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF OUR 2022 ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: MICHAEL GOLDBERGER, VP FINANCE.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2023 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2024 (the "Next AGM") will include (i) the election of Class I directors; (ii) the approval of the appointment of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

•
We must receive the written shareholder proposal (i) not less than 90 calendar days prior to the first anniversary of the 2023 AGM, and (ii) not more than 150 days prior to the first anniversary of the 2023 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2023 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

•
The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors

/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Dated: September 14, 2023